Exhibit 21
Ally Financial Inc.

Ally Financial Inc. Subsidiaries as of December 31, 2013

Name of subsidiary	State or sovereign power of incorporation
Ally Financial Inc.	Delaware
Ally Auto Assets, LLC	Delaware
Ally Funding Transferor Exclusive Receivables, LLC	Delaware
Ally Insurance Holdings, Inc.	Delaware
Ally Secured Transferor Receivables Aggregator, LLC	Delaware
Motors Insurance Corporation	Michigan
Ally Wholesale Enterprises, LLC	Delaware
Basic Credit Holding Company, LLC	Delaware
Capital Auto Receivables, LLC	Delaware
Central Originating Lease, LLC	Delaware
IB Finance Holding Company, LLC	Delaware
Ally Bank	Utah
All Investment Management, LLC	Delaware
Ally Securities, LLC	Delaware
Ally Servicing, LLC	Delaware